UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. 4)*

iHeartMedia, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

45174J509

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-(c)

☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45174J509	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,634,809
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,760,762 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,760,762 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.99% (2)
12	TYPE OF REPORTING PERSON IA, OO

(1)

As of December 31, 2022, comprised of 22,656,926 shares of Class A Common Stock held by the Reporting Person plus 2,103,836 shares of Class A Common Stock that are issuable upon conversion of Class B Common Stock. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis, however the Class B Common Stock held by the Reporting Person is subject to a beneficial ownership limitation such that it is convertible only to the extent that such conversion does not result in the Reporting Person holding more than 19.99% of the Issuer’s voting interest. 2,103,836 is the approximate number of shares that the Reporting Person is allowed to convert as of December 31, 2022.

(2)

Based on (i) 121,761,907 shares of Class A Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 3, 2022 and (ii) 2,103,836 shares of Class A Common Stock that are issuable upon conversion of Class B Common Stock beneficially owned by the Reporting Person.

CUSIP NO. 45174J509	13G	Page 3 of 4 Pages

AMENDMENT NO. 4 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person (Pacific Investment Management Company LLC, hereinafter referred to as “PIMCO”) with respect to the Class A Common Stock of the Issuer on June 10, 2019, Amendment No. 1 thereto filed on February 13, 2020, Amendment No. 2 thereto filed on February 16, 2021, and Amendment No. 3 thereto filed on February 14, 2022 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership

(a)-(c) The information requested in these paragraphs is incorporated herein by reference to the cover page to this Amendment No. 4 to Schedule 13G.

The securities reported in this Amendment No. 4 to Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO’s affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

PIMCO’s clients that hold these securities in their investment advisory accounts managed by PIMCO have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

Two funds of which PIMCO is the investment adviser, PIMCO Income Fund and Global Investors Series plc, each hold more than five percent of the Class A Common Stock. Each such fund holds the securities for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that it holds.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 45174J509	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Bijal Parikh
Name:	Bijal Parikh
Title:	Executive Vice President